Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

This filing consists of Peoples Energy Corporation's script for its conference call held August 4, 2006 discussing financial results for the fiscal quarter ended June 30, 2006 and the comapany's earnings outlook for the remainder of fiscal year 2006.

FY2006 3Q Conference Call Script - August 4, 2006

Tom Patrick Thank you and good morning. I’m Tom Patrick, chairman, president and CEO of Peoples Energy. With me today are Tom Nardi, Executive Vice President and Chief Financial Officer, and Doug Ruschau, Vice President and Treasurer.

Before we begin, let me remind you that throughout this conference call, we will be making some forward-looking statements such as business plans and expectations for future development and earnings growth. Actual results could differ materially from such expectations because of changing business conditions and other uncertainties. We list some of these in the company’s press release and in our SEC filings.

Earlier this morning we announced a third quarter loss from ongoing continuing operations of $0.32 per diluted share, compared to income of $0.13 per diluted share in the year ago period. On a fiscal year-to-date basis, ongoing earnings were $1.75 per share, down from last year’s $2.25 per share. Ongoing results exclude charges taken earlier in the fiscal year related to the settlement of our gas charge cases, as well as merger-related expenses in the third quarter. Ongoing results also exclude charges in fiscal 2005 related to our organizational restructuring. Table I of the press release reconciles ongoing earnings to GAAP earnings.

Tom Nardi will have more to say on third quarter and year-to-date financial results in his remarks. First, however, I’d like to update you on the status of our recently announced proposed merger with WPS Resources.

As we said in our July 10 announcement, both companies are excited about the benefits and opportunities that we believe this combination will bring to our shareholders, customers and employees. The stock performance for both of our companies since the announcement has been encouraging, and the combination appears to have been well received by investors

On August 2, WPS Resources and Peoples Energy jointly filed an application for approval of the merger with the Illinois Commerce Commission. Consistent with our strong desire to accelerate the benefits of the merger for all constituencies, we are seeking expedited consideration of our application by the Commission, with requested approval by January 1, 2007.

The filing indicates that Peoples Gas and North Shore Gas will further postpone filing rate cases until early 2007, with new rates to take effect in 2008. As you know, rate case filings had been planned for early summer of this year but were postponed as a result of the merger negotiations and announcement. Neither utility has had an increase in its delivery rates in nearly eleven years and rate relief is necessary to restore those companies to reasonable levels of profitability. However, we prefer that they be taken forward under the sponsorship of the merged company.

In addition to the Illinois Commerce Commission, other regulatory filings related to the merger are in the process of being prepared. Our FERC filing, which must include a market impact study, is targeted for mid-August. We also expect to complete our SEC filing by the end of August. Other agencies involved include the Public Service Commission of Wisconsin and The Department of Justice.

Aside from the regulatory approval process, the companies have formed transition and integration teams made up of employees from both companies, and those teams have recently begun the process of assessing how our two companies can best be joined together with the objective of making the combination seamless to customers while maximizing operating efficiencies and eliminating redundant functions.

Overall, we are very pleased with the progress that has been made thus far in the merger process.

Turning to our fiscal 2006 third quarter and year-to-date results, most of the earnings shortfalls we have faced have been related to our utility businesses, which we have made clear in the past are in need of rate relief.   Our diversified segments (excluding Power) are about 10% shy of their year-to-date income targets but and are performing well and are in line to report about $50 million of ongoing operating income for fiscal 2006. Tom Nardi will now review some of their performance highlights as he recaps our third quarter and year-to-date financial results.

Tom Nardi Thanks, Tom. Regarding ongoing earnings, Peoples reported a loss in the third quarter of $0.32 per diluted share, compared to income of $0.13 per diluted share in the year ago period. On a GAAP-basis, the loss from continuing operations was $0.35 per share, which included $0.03 per share in merger-related costs. Ongoing operating income declined $24.4 million from the year-ago quarter primarily due to lower gas deliveries and higher expenses in the Gas Distribution segment, as well as the timing of earnings recognition in our Energy Marketing segment.

On a fiscal year-to-date basis, ongoing earnings were $1.75 per share, down from last year’s $2.25 per share. GAAP earnings from continuing operations were $0.04 per share, which included $1.68 per share in settlement related charges in the first two fiscal quarters as well as the $0.03 per share in third quarter merger-related expenses. Year-over-year ongoing operating income declined $29.3 million due primarily to lower deliveries and higher expenses in the Gas Distribution segment, partially offset by improved Oil and Gas Production results.

Looking at ongoing operating results by segment and beginning with Gas Distribution, third quarter operating income declined $15.0 million from a year ago due primarily to warmer weather and the impact of continued customer conservation and higher operating expenses. Two items of note for the quarter in the Gas Distribution segment - we wrote off $2.0 million of previously deferred rate case preparation expenses due to our decision to postpone planned rate case filings. Also, last year’s third quarter earnings reflected a $5.0 million positive adjustment related to the cumulative year-to-date impact of a reduction in utility depreciation rates.

On a year-to-date basis, ongoing operating income in the Gas Distribution segment declined $32.5 million from last year. The decline was due primarily to the following items -

•	Lower deliveries due to customer conservation and warmer weather --$12.9MM.
•	A change in the treatment of Hub revenue related to the gas charge settlement, which requires that Hub revenues now be treated as a credit to customers’ gas charges -- $7.4MM
•
Higher operating expenses, mostly higher bad debt expense and higher pension expense, both of which were in line with budget. I should note that the increase in bad debt reflects higher natural gas prices and their corresponding impact on revenues. The bad debt accrual rate remains at 2.25% of revenue, unchanged from budget.

For the year, we estimate that our regulatory return on equity for the utilities will be approximately 3%. Assuming normal weather the return would be approximately 4-5%

The Oil and Gas Production segment posted operating income of $5.7 million for the third quarter, down slightly from last year. Unusual items in both years impacted the comparison. Last year’s third quarter benefited from a $1.0 million gain on the sale of properties and this year’s results were adversely affected by a settlement of a royalty dispute for $1.0 million. Operationally, we were very satisfied with the quarter as results reflected an 8% increase in production volumes and higher realized prices than a year ago. However, these positive impacts were largely offset by higher operating costs and the royalty settlement. Net realized prices increased due to a lower amount of hedged production, 65% compared to 103% in the year-ago quarter. The increase in operating costs was mostly due to higher depletion expense, due to higher production, and production costs including taxes and higher G&A expenses.

On a year-to-date basis, production segment operating results increased $6.3 million over last year, with increased realized prices and a $7.6 million gain on sale of properties by our EnerVest partnership more than offsetting the impact of higher operating expenses. Year-to-date volumes increased about 2% from last year, as the success of the Company’s drilling program and the impact of the February acquisition more than offset the normal decline from existing base production. For the year, production is expected to exceed original budgets and be up slightly over last year’s levels.

We have completed 41 wells thus far in fiscal 2006, with a 93% success rate, and our drilling program is on schedule for the year. In addition, production volumes continued to benefit from our acquisition completed in February. The development of the acquired assets is ongoing, with three rigs currently drilling, and we expect that production from these assets will meet or exceed expectations in the year ahead. Daily production from the acquired properties has risen over 30% since the acquisition.

The production business stands to benefit in the year ahead from higher net realized prices, assuming the current high price environment persists. As of July 26, we had gas hedges in place for approximately 65-70% of our estimated remaining fiscal 2006 production, dropping to about 50-60% of next year’s production from existing proved reserves. Our net realized price should therefore steadily increase in the coming quarters as the older hedges fall off and we are able to more fully capture current market prices. Our outlook for the fiscal fourth quarter, reflects a $6.21 per MMBTU NYMEX gas price assumption, somewhat below today’s market prices.

Turning to Energy Marketing, we incurred a $7.8 million third quarter operating loss versus operating income of $1.3 million a year ago due primarily to $5.3 million of unrealized losses associated with lower-of-cost-or-market inventory adjustments and mark-to-market accounting, as well as the timing of wholesale capacity optimization activity. While quarter-to-quarter variations have been significant, year-to-date results declined only slightly compared to a year ago, with strong improvement in wholesale marketing results being overshadowed by unrealized losses totaling $21.3 million due to lower-of-cost-or-market inventory adjustments and mark-to-market accounting. These losses include both mark-to-market activity of hedges for settlement in future periods and the reversal of amounts recorded in prior periods and settled within the current period. Approximately $13.0 million of the year-to-date impact from these adjustments is timing related and will reverse over the course of this and next fiscal year as the underlying transactions are settled. They do not affect the underlying economics of the business.

Operationally, the Retail business continues its strong growth increasing the year over year gas customer base by 34% and its electric customer count by over 50%. Retail gas growth is related to entry into the Michigan and Ohio markets along with strong retention in Illinois of over 85%. Illinois activity includes the renewal of the State of Illinois gas contract for an additional five years.  An additional estimated annual 800,000 Mwh’s related to Fermi Labs and Water Reclamation District will start next fiscal year.

Fourth quarter results for this segment are expected to be up slightly over last year, as the positive impacts from the reversal of these accounting adjustments are offset by fixed demand costs on storage and transport capacity and other operating costs. However, as we have noted in the past, the earnings volatility for Energy Marketing resulting from fair value accounting adjustments can be significant from period to period, even when the underlying economic position is unchanged. For example, based on current strip prices approximately $7.0 million of unrealized losses, I mentioned earlier, would reverse in the current fiscal year.

As a result of our previously announced plans to exit the power generation business, financial results for power generation, which were previously included in the Energy Assets segment, are now being reported as discontinued operations. We recorded a $4.1 million gain on the sale of our Southeast Chicago plant in the third quarter, and we are concluding work on the sale of our 50% interest in Elwood and our western development site. We now expect that sale will be completed by the end of calendar 2006, somewhat later than previous estimates.

Corporate and Other segment expenses increased from a year ago due primarily to higher outside service costs and labor related costs.

Interest expense increased on both a quarter and year-to-date basis due to higher interest rates and higher short-term borrowing. For the full fiscal year, we estimate that interest expense will approximate $60 million, depending upon the timing of the power sales. This compares to $55 million in our original outlook and reflects higher rates as well as higher borrowing balances related primarily to the oil and gas acquisition and gas charge settlement that occurred earlier this year.

We now estimate that capital expenditures for the year will total approximately $350 million, compared to our original estimate of $260 million. Of this amount, approximately $105 million is targeted for our Gas Distribution business and the balance primarily for the Oil and Gas Production business. This includes $139 million related to the second quarter oil and gas acquisition.

As a result of the proposed merger announcement, planned equity and long-term debt issuances this summer will be deferred, and short-term borrowing will be used temporarily to meet financing requirements. The total debt to total debt plus equity, which was at 56% at June 30, is likely to exceed our long-term 50-55% target until the merger with WPS Resources and the sale of Elwood is concluded. Despite higher anticipated balances over the next several months, our liquidity remains strong, with a $400 million credit facility at Peoples Energy and a $250 million facility at Peoples Gas backing our commercial paper borrowing program. Proceeds from the anticipated sale of our remaining power generation assets will be used to reduce short-term borrowing.

I’ll now turn the call back to Tom.

Tom Patrick Thanks Tom. In terms of our overall operating performance and outlook, our utilities are clearly in need of significant rate relief that reflects current system throughput and operating costs. As I noted earlier, neither utility has had a rate increase in nearly eleven years. While rate cases have been deferred for now, earnings at those units will be restored in due course. Meanwhile, operating performance of our diversified businesses has been solid thus far through fiscal 2006, and we expect their earnings growth momentum to continue into our new fiscal year.

For fiscal 2006, as we noted in the press release, we now estimate that ongoing (non-GAAP) earnings for the full year will be in the range of $1.15 to $1.30 per share. This revised outlook reflects a number of operating and non-operating items as listed in the release, including lower than expected operating results in the third quarter, higher interest expense, and some unusual charges. As a reminder, the current outlook excludes merger-related costs and also excludes power generation results which are now being reported as discontinued operations.

That concludes our prepared remarks we are now ready to take questions.

Forward-Looking Statements
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This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
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WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.